Exhibit 5.1

JASON MIRABELLA
ATTORNEY AT LAW
________________________________________________________

270 Miracle Lane
Fayetteville, GA 30215
PHONE: (404) 573-1556   -   EMAIL: jasonmirabella@gmail.com

October 21, 2011

Re:	Opinion Letter regarding Assignment for the Benefit of Creditors for The Brainy Baby Company, LLC

To Whom It May Concern:

I have acted as counsel to The Brainy Baby Company , LLC a Georgia limited liability company (the “Assignor”), in connection with the preparation and execution of a corporate restructuring known as an Assignment for the Benefit of Creditors that took place in September of 2010 (the “Assignment”) between the Assignor and Asset Recovery Associates (the “Assignee”).  All capitalized terms used but not defined herein have the respective meanings given to such terms in the Transaction Documents (defined below).

As part of a corporate restructuring, Assignor entered into a transaction known under Georgia Law as an Assignment for the Benefit of Creditors (“ABC”). See, O.C.G.A. § 18-2-40, et seq.  I have been asked to issue an opinion on the ability of Assignor to enter into an ABC, and to issue an opinion as to whether good title to the assets of Assignor can be passed to a third-party investor through that ABC. This opinion letter is intended to address these and other related issues, and being issued in connection with a Form 8-K being prepared for submission by The Brainy Brands Company, Inc. with the Securities and Exchange Commission (the “SEC”). In connection with the ABC, Assignor entered into an Asset Purchase Agreement with Brainy Acquisitions, Inc. (the “Asset Purchase Agreement”).  The Asset Purchase Agreement and the Deed of Assignment are collectively referred to as the “Transaction Documents”).

For purposes of explanation, an ABC is a non-judicial mechanism provided for by Georgia statute that allows an entity to restructure debt, much as it would with a bankruptcy filing. Id.  The key feature of an ABC is a third-party Assignee, who plays a role nearly identical to that of a trustee in a bankruptcy case. The ABC is accomplished with a document captioned “Deed of Assignment (DOA),” a document which transfers all assets of the borrower to the Assignee. The DOA is recorded in the records of the Superior Court of the home jurisdiction of the borrower. Id.

Another feature of the ABC is that notice is then given to all creditors of the borrower of the borrower’s intention to undergo an ABC. The notice also invites the creditor to submit a proof of claim evidencing the debt the borrower owes that creditor. Id. After execution of the DOA, the Assignee liquidates the assets of the borrower, and then distributes the proceeds of the sale to the creditors in the following priority: first, to all secured creditors with valid and perfected liens, then to priority debts under Georgia law, then all debts owed to taxing authorities, and finally, to general unsecured creditors on a pro-rata basis. Id.

In the case of Assignor, the ABC was entered into pursuant to the request of the senior secured lender, otherwise known as First Citizens Bank (“First Citizens”), who was previously appointed as receiver for Georgian Bank.  The ABC is part of a negotiated offer-in-compromise wherein First Citizens accepted $87,500.00 in full satisfaction of a $340,000.00 obligation owed by Assignor to First Citizens.  By way of further explanation, First Citizens is not the original lender on the obligation. As implied by the language above, the original lender was Georgian Bank, a failed Georgia community bank that was placed in an FDIC receivership. First Citizens requested the ABC as it offers assurances that the FDIC would honor its loss-share agreement with First Citizens to allocate for the difference between the negotiated settlement amount from Assignor and the face value of the note.

In the case under consideration, a third-party entity, known as Brainy Acquisitions, Inc., purchased the assets of Assignor with money borrowed from a private investment group out of New York, InvestCo.  In turn, Brainy Acquisitions will execute a promissory note and security agreement in favor of InvestCo.  For clarification, the members and shareholders of Brainy Acquistions had no business relationship with Dennis Fedoruk, the holder of 95% of the membership interest in Assignor.

QUESTIONS PRESENTED

1)
Did the ABC transfer the assets of Assignor free and clear of any liens, changes, encumbrances, restrictions, mortgages, pledges, security interests of any kind or nature (“Free and Clear”) to Brainy Acquisitions?

2)	Did the transfer create any fraudulent conveyance issues that might hinder future transactions contemplated by Brainy Acquisitions and InvestCo.?
3)	Is there any risk that the ABC could be disturbed by a subsequent federal bankruptcy case, be it voluntary or involuntary?

BRIEF ANSWERS

The answers to those questions are, respectively, yes, no and no.

To arrive at the above-referenced conclusions, the following assumptions must be made:  First, we must assume that the third-party Assignee is not an affiliate of Assignor, and was presented to Assignor by the senior secured lender for purposes of completing the ABC.  Second, we must assume that the Assignee has reached an independent determination that the liquidation value of the assets of Assignor is less than or equal to $87,500.00 as this is the agreed upon settlement amount. Third, we can assume that Dennis Fedoruk may be granted shares of the Common Stock (or any other marketable security) of Brainy Acquisitions, including a subsidiary or parent company of Brainy Acquisitions.  We must also assume that Brainy Acquisitions purchased the assets of Assignor with a validly executed Asset Purchase Agreement, through an authorized action taken by a validly appointed officer or agent of Brainy Acquisitions, that the agent signing the Asset Purchase Agreement has the authority to enter into contracts on that entities’ behalf and that all formalities have been observed in entering into that transaction. Finally, we can assume that Brainy Acquisitions is owned by someone other than Dennis Fedoruk or a relative of Dennis Fedoruk.

Based on those assumptions, our analysis is as follows: The ABC transfers the assets of Assignor to Brainy Acquisitions free and clear of all liens and encumbrances precisely because of the mechanism established in O.C.G.A. § 18-2-40, et seq. Specifically, that statute sets forth the order in which the proceeds from the ABC and subsequent liquidation are to be applied to antecedent debts of Assignor. The statute also creates the methodology for completing that transaction, i.e., the use of a third-party Assignee. Because the proceeds of the sale were applied to the obligations of Assignor in accordance with that statute – namely, first to the debt owed the senior secured lender –  the agreement to transfer the assets from the Assignee is valid and enforceable and the assets passed to Brainy Acquisitions Free and Clear.

This position is enhanced by the fact that the Assignee in this case is a party commissioned by First Citizens, not Assignor, and is therefore deemed to be acting in the best interests of the creditors of Assignor. Moreover, for purposes of this opinion letter it is being assumed that the Assignee has reached an independent determination that the liquidation value of the assets of Assignor are roughly equal to the $87,500.00 being paid by Brainy Acquisitions to acquire them. In other words, the ABC offers the best chance that the creditors of Assignor will be made whole.

For substantially the same reasons, the transaction described above does not create a fraudulent conveyance problem. There are two key features to a fraudulent conveyance under Georgia law: first, the transaction is usually with an insider of the original debtor, in this case Assignor or its guarantor, Dennis Fedoruk.  It is being assumed that that neither Dennis Fedoruk, nor a relative of Dennis Fedoruk, has an ownership stake in Brainy Acquisitions. As such, there is no fraudulent conveyance. But for the reasons identified below, it would not matter if Dennis Fedoruk did own Brainy Acquisitions.

The second feature of a fraudulent conveyance is that the transaction contemplated is for little or nominal consideration. The classic example is a husband who deeds his house to his wife in advance of a large monetary judgment in order to attempt to shield the house from that creditor. In most cases, that transfer would happen without the wife paying for the husband’s share of the house. In the case under consideration, however, much more than nominal or minimal consideration is being paid for the assets of Assignor. In fact, it is being assumed that the senior secured lender is getting “reasonably equivalent value” for the assets, the standard for analysis under the Uniform Fraudulent Transfers Act, O.C.A.G. § 18-2-71, et seq..

This is the most compelling reason the transaction is not fraudulent and would not be a fraudulent conveyance even if Dennis Fedoruk purchased the assets himself.  In the husband-wife hypothetical set out above, the fact that the wife paid fair market value for the husband’s share in the house would be dispositive of the fraudulent conveyance question even though the transferee is technically to an insider.

As such, taking into account the assumptions identified above, Brainy Acquisitions received full marketable title to the assets of Assignor, and will be doing so in such a manner that would defeat any claims that the conveyance was just a ruse under applicable fraudulent conveyance statutes.

Finally, the ABC cannot be disturbed by a subsequent federal bankruptcy filing. The reason for that is two-fold. As an initial matter, and most importantly, the statute is structured specifically to provide a state-law alternative to bankruptcy and is required to be administered in a way that it will survive a subsequent bankruptcy case. The reason for this is by virtue of the order in which debts are to be paid out of the proceeds of the sale of the assets by the Assignor. Those debts are required to be paid, and were in the case under consideration, according to their priority. That priority, reflected in the schedules attached to and filed with the Deed of Assignment, are identical to the priorities of debt in a bankruptcy case. Specifically, First Citizens, the senior secured lender, was entitled to the payment of those proceeds up the level of its security before anyone else would receive a distribution.

This case, in other words, looks a lot like a single asset, no-distribution, Chapter 7 case, in which there is only enough to make a distribution to the senior secured lender. I will note that if state law had been allowed to run its course, and First Citizens had been required to avail itself of the remedies contained in the security documents associated with the loan, this would have played itself out in exactly the same way, although we cannot be certain that First Citizens, in a liquidation sale, would have even been able to get the $87,500 that it realized through the ABC. In other words, I don’t see any way that any person or entity can disturb this transaction, because no one was harmed by it. First Citizens, after all, was owed an obligation of roughly $340,000. As long as it disposed of the collateral in a commercial reasonably manner, First Citizens was the only entity who was ever going to get any of the proceeds of the sale of the assets under consideration. The second reason the ABC seems unlikely to be disturbed is the passage of time. To date, there has been no objection to the ABC filed by any creditor of Brainy Baby, in spite of notice and an invitation to object being sent to all its creditors almost exactly a year ago. That passage of time makes the likelihood of a creditor now objecting to the ABC seem remote.

Without limiting the generality of the foregoing, and subject to the qualifications and limitations stated in this opinion letter, we also advise you that in our opinion:

1.	The Assignor is duly organized, validly existing and in good standing in the State of Georgia.

2.	Brainy Acquisitions is duly incorporated, validly existing and in good standing in the State of Georgia.

3.
Assignor and Brainy Acquisitions each had the requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Documents.  The Transaction Documents was duly approved by the respective members of Assignor and the Board of Directors of Brainy Acquisitions.

4.	The execution, delivery and performance of the Transaction Documents by Assignor and the consummation of the transactions contemplated thereby, did not, with or without the giving of notice or the passage of time or both:

a.  materially alter the provisions of the Articles of Organization or Operating Agreement of Assignor; or

b.  to our knowledge, violate any judgment, decree, order or award of any court binding upon  Assignor.

5.
The execution, delivery and performance of the Transaction Documents by Brainy Acquisitions and the consummation of the transactions contemplated thereby, did not, with or without the giving of notice or the passage of time or both:

a.	materially alter the provisions of the Certificate of Incorporation or Bylaws of Brainy Acquisitions; or

b.	to our knowledge, violate any judgment, decree, order or award of any court binding upon Brainy Acquisitions.

6.
The Transaction Documents constitute the valid and legally binding      obligations of the Assignor and Brainy Acquisitions and are enforceable against Assignor and the Brainy Acquisitions in accordance with their respective terms.

In rendering the opinions set forth in this opinion letter, we assume the following:

(a)           the legal capacity of each natural person;

(b)           the legal existence of all parties to the transactions referred to in the Transaction Documents;

(c)           the transactions referred to in the Transaction Documents have been consummated;

(d)           the payment of all the required documentary stamps taxes and fees imposed upon the execution, filing or recording of the Transaction Documents;

(e)           that there have been no undisclosed modifications of any provision of any document reviewed by us in connection with the rendering of the opinions set forth in this opinion letter and no undisclosed prior waiver of any right or remedy contained in the Transaction Documents;

(f)           the completeness of each document submitted to us, the authenticity of each document reviewed by us as an original, the conformity to the original of each document reviewed by us as a copy and the authenticity of the original of each document received by us as a copy;

(g)           the truthfulness of each statement as to all factual matters otherwise not known to us to be untruthful contained in any document encompassed within the due diligence review undertaken by us;

(h)           the accuracy on the date of this letter as well as on the date stated in all governmental certifications of each statement as to each factual matter contained in such governmental certifications;

(i)           that the transactions referred to in the Transaction Documents comply with all tests of good faith, fairness and conscionability required by law;

(j)           that routine procedural matters such as service of process or qualification to do business in the relevant jurisdictions was satisfied by the parties seeking to enforce the Transaction Documents;

(k)           that all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies constituting the law for which we are assuming responsibility are published (e.g., reported court decisions and the specialized reporting services of BNA, CCH and Prentice-Hall) or otherwise generally accessible (e.g., LEXIS or WESTLAW) in each case in a manner generally available (i.e., in terms of access and distribution following publication) to lawyers practicing in my judicial circuit;

(l)           that other agreements related to the transactions referred to in the Transaction Documents will be enforced as written;

(k)           that no action, discretionary or otherwise, will be taken by or on behalf of the Company in the future that might result in a violation of law;

(l)           that there are no other agreements or understandings among the parties that would modify the terms of the Transaction Documents or the respective rights or obligations of the parties to the Transaction Documents;

(m)           that with respect to the Transaction Documents and to the transactions referred to therein, there has been no mutual mistake of fact and there exists no fraud or duress; and

(n)           the constitutionality and validity of all relevant laws, regulations and agency actions unless a reported case has otherwise held or widespread concern has been expressed by commentators as reflected in materials which lawyers routinely consult.

Whenever a statement herein is qualified by "to our knowledge" or similar phrase, it means that, during the course of our representation of the Company for the purposes of this opinion letter, (1) no information that would give those lawyers who participated in the preparation of the letter (collectively, the "Opinion Letter Participants") current actual knowledge of the inaccuracy of such statement has come to their attention; (2) we have not undertaken any independent investigation or inquiry to determine the accuracy of such statement; (3) any limited investigation or inquiry otherwise undertaken by the Opinion Letter Participants during the preparation of this opinion letter should not be regarded as such an investigation or inquiry; and (4) no inference as to our knowledge of any matters bearing on the accuracy of any such statement should be drawn from the fact of our representation of the Company. We also call to your attention to the fact that we are not general counsel to the Company and we are not familiar with all aspects of the Company’s business affairs.  We have not conducted an independent audit of the Company or its files.

I am a member of the bar of, and am admitted to practice only in, the State of Georgia, and I express no opinion herein as to the laws of any other jurisdiction other than the federal laws of the United States of America.

This opinion is rendered by me as counsel for the Assignor and is solely for the limited purpose of the analysis of the ABC transaction.  This opinion is rendered upon the understanding that I am not hereby assuming any professional responsibility to any other person whatsoever, and this opinion may not be quoted, relied upon, used, circulated or referred to for any other purpose without my prior written consent, except that, I consent to the inclusion of this opinion in the Current Report on Form 8-K/A being filed with the SEC on the date hereof by The Brainy Brands Company, Inc. (the “Report”) and to the references to me in the Report.  I shall have no continuing obligation to inform the Assignor or any other Person of changes in law or facts subsequent to the date hereof or of facts of which we became aware after the date hereof.  My opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Very truly yours,

/s/ Jason A. Mirabella